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                                                                  Exhibit (h)(3)

                              SUBLICENSE AGREEMENT

This Sublicense Agreement (the "Agreement") is made as of July 9, 2002, by and between ETF Advisors, LP, a Delaware Limited Partnership (the "Advisor") and ETF Advisors Trust, a business trust established under the laws of the State of Delaware (the "Trust").

                                    RECITALS

WHEREAS, pursuant to that certain "License Agreement" dated July 4, 2002 (the "License Agreement") by and among Ryan Holdings LLC, Ryan Labs Inc. (together, "Ryan") and Advisor, Advisor obtained a license to use in connection with "Products" (as that term is defined in the License Agreement) certain indexes owned and managed by Ryan (the "Ryan Indexes"), along with associated marks (the "Ryan Marks"); and

WHEREAS, Advisor has the right pursuant to paragraph 1 of the License Agreement to sublicense its rights thereunder to any Advisor Fund, of which Trust is one; and

WHEREAS, Trust wishes to use the Ryan Indexes and the Ryan Marks in connection with the establishment of a series of exchange traded funds (each, an "Fund"), each based on an Index, and to use the Ryan Marks in connection with the identification and marketing of the Funds and in connection with making disclosures about the Funds under applicable laws, rules and regulations; and

     WHEREAS, Advisor wishes to grant a sublicense to Trust for the use of the Ryan Indexes and Ryan Marks;

     NOW THEREFORE, the parties agree as follows:

1. Grant of Sublicense. Subject to the terms and conditions of this Agreement, Advisor hereby grants to Trust a sublicense to use the Ryan Indexes (and associated data and information) and the Ryan Marks listed on Exhibit A in the manner set forth in, and subject to the terms of, the License Agreement, including without limitation the restrictions in the License Agreement that Trust will not have the further power to sublicense third parties to use the Ryan Indexes and the Ryan Marks.

2. Performance of Obligations Under the License. Trust will be responsible for performing all of Advisor's executory obligations under the License Agreement (other than the payment of license fees), as such obligations relate to use of the Ryan Indexes and the Ryan Marks in connection with the formation and operation of Products (as that term is defined in the License Agreement).

3. Fees. Trust shall no obligation to pay any sublicense fees to Advisor or Ryan under this sublicense agreement.

4. Termination. This Agreement shall terminate if (a) the License Agreement terminates, or (b) Advisor or an affiliate of Advisor ceases to exercise investment discretion over the Trust or any Fund in its capacity as manager, investment adviser, trustee, or other comparable capacity. Advisor shall notify Trust as soon as reasonably practicable of the occurrence of an event described in (a) above. Upon termination of this Agreement, Trust's right to use the Ryan Indexes and the Ryan Marks shall terminate immediately.

5. Indemnification. Trust shall indemnify and hold harmless Advisor, its officers, employees, agents, successors, and assigns against all judgments, damages, costs or losses of any kind (including reasonable attorneys' and experts' fees) resulting from any claim, action or proceeding (collectively "claims") that arises out of or relates to (a) the creation, marketing, advertising, selling, and operation of the Trust or interests therein, or
     (b) any breach by Advisor of its covenants, representations, and warranties under the License Agreement caused by the actions or inactions of Trust or Trust's sublicensees, or (c) errors in the calculation of any Ryan Index, or delays in the dissemination of any Ryan Index, or (d) any violation of applicable laws (including, but not limited to, banking, commodities, and securities laws) arising out of the offer, sale, operation, or trading of the Trust or interests therein, except to the extent such claims result from the negligence, gross negligence or willful misconduct of Advisor or its affiliates. The provisions of this section shall survive termination of this Agreement.

6. Assignment. Trust will not make, or purport to make, any assignment or other transfer of this Agreement. Advisor may assign its rights and obligations under this Agreement effective upon the giving of written notice to Trust.

7. Amendment. No provision of this Agreement may be waived, altered, or amended except by written agreement of the parties.

8. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

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9.   Construction. Headings used in this Agreement are for convenience only, and shall not affect the construction or interpretation of any of its provisions. Each of the provisions of this Agreement is severable, and the invalidity or inapplicability of one or more provisions, in whole or in part, shall not affect any other provision. To the extent not preempted by federal law, this Agreement shall be construed and interpreted under the laws of the State of New York.

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10.  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed as of the date first set forth above.

ETF ADVISORS TRUST

By: /s/ Laurence Herman
    -------------------------------------
Name:   Laurence Herman
Title:  Director

ETF ADVISORS, LP

By: /s/ Laurence Herman
    -------------------------------------
Name:   Laurence Herman
Title:  Director

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     Exhibit A to Sublicense Agreement dated July 9, 2002

Ryan Indexes:
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Ryan Adjusted 1 Year Treasury Index
Ryan 2 Year Treasury Index
Ryan 5 Year Treasury Index
Ryan 10 Year Treasury Index

Ryan Marks:
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"RYAN," "Ryan Index," "FITR" and "FITRS